Exhibit 99.1

Reminder - Availability of 20F/Annual Report in electronic and physical form

Marine Harvest reminds investors that it has previously filed its form 20F with the U.S. Securities and Exchange Commission (SEC). The 2013 Form 20-F can be downloaded from the SEC website (www.sec.gov) and atwww.marineharvest.com. In addition, Marine Harvest's Annual Report is available on the Company's website and can be ordered in hard copy free of charge by writing to Marine Harvest ASA, Attn. Stefania Lombardi, PO Box 4102 Sandviken, 5835 Bergen, NORWAY/stefania.lombardi@marineharvest.com.

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.